

August 28, 2008

Mail Stop 7010

Via U.S. mail

Wayne B. Hoovestol
President and Chief Executive Officer
Green Plains Renewable Energy, Inc.
105 N. 31st Avenue, Suite 103
Omaha, Nebraska 68131

Re: **Green Plains Renewable Energy, Inc.**
        Registration Statement on Form S-4 Amendment No.2
        Filed on August 21, 2008
        File No.: 333-151900

Dear Mr. Hoovestol:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Shareholders

1. We note your revised disclosure in response to our prior comment 3. With respect to the IBE and EGP mergers, please revise your disclosure to clarify that you will acquire all of the interests in both IBE and EGP, other than VBV's.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto, page 100

2. We remind you that the pro forma statements of operations should reflect adjustments computed assuming that the transactions were consummated at the beginning of the fiscal year presented and carried forward through any interim period presented. It appears that adjustments on your pro forma statement of operations for the quarter ended June 30, 2008 are computed assuming that the merger occurred at the beginning of the quarter instead of at the beginning of the fiscal year presented, which is April 1, 2007. For example, in your description of adjustment (e), you state that the adjustment was determined as if the mergers had occurred at the beginning of the three-month period. Refer to Rule 11-02(b)(6) of Regulation S-X. Please revise or

advise as necessary.

3. We note your response to prior comment 17. You state that the additional officer compensation expense for each period is determined utilizing independent assumptions concerning the date of consummation of the mergers. Please clearly disclose the assumptions that you are referring to in this statement. Please disclose the change of control terms of these employment agreements to help us understand how you arrived at the pro forma adjustment amounts, including whether there are nonrecurring or recurring payments associated with these provisions. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma statement of operations.

4. We note your response to prior comment 18. Please clearly disclose how you determined it was appropriate to arrive at pro forma depreciation expense by reducing historical depreciation expense by approximately 31% instead of separately calculating the pro forma depreciation expense for each category. For example, if true, you should clearly state that each asset category had a reduction in value of 31% for all assets and the reasons for this. Please also confirm in your disclosure that the remaining useful lives of the assets did not change.

5. We note your response to prior comment 19. It is unclear how you arrived at the adjustment amounts related to the corn-purchase contracts. In your description of adjustment (b) you state that amounts recorded for corn purchase contracts will be charged to earnings in the periods the contracts mature which are expected to be within twelve months of closing. Your description of adjustment (e) states that the pro forma charge of $10,797,000 for the three-month period ended May 31, 2008 is based on corn-purchase contracts that matured during the period from total contracts valued. It would appear that the impact of the contracts that matured during the period presented would already be reflected in the historical financial results and therefore would not require a pro forma adjustment. Please revise or advise accordingly.

6. We note your response to prior comment 21. We remind you that paragraph 53 of SFAS 123(R) states that the exchanges of share options or other equity instruments in conjunction with a business combination is considered to be a modification. Please confirm and clearly disclose, if true, that you determined the value of the replacement options to be the same as the original options as

your response indicates. We continue to believe that you should disclose in your pro forma financial information whether or not the original options were vested and whether the replacement options will or will not be vested. You should correspondingly discuss the accounting impact of each type. For example, if vested options were granted, you should address how you determined that the value of these should not be included in your purchase price consideration. Please also disclose how you will account for the replacement options subsequent to the acquisition. If you continue to believe that the impact of the options will be immaterial to your pro forma financial statements and your future financial results, please tell us how you made this determination.

Financial Statements

VBV LLC

Unaudited Financial Statements

7. Please disclose your sources of revenue and corresponding revenue recognition policy for each source.

Part II

Exhibit 8.1

8. We note the revised opinion in response to our prior comment 25. Please explain why counsel cannot give a "will" opinion in point 5, describe the degree of uncertainty in the opinion, and, to the extent applicable, include appropriate risk factor disclosure setting forth the risks that the tax consequences of the EGP and IBE mergers may have on the investors. Otherwise, please revise the opinion to state that the relevant parties will not "recognize gain or loss as a result of the EGP Merger and IBE Merger".

Exhibit 23.3

9. Please arrange with KPMG LLP to revise their consent to ensure that the report dates referred to in the consent are consistent with the report dates included on their independent auditors' report on page F-58.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik, Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: **Via Facsimile @ (402) 964-5050**

Michelle S. Mapes, Esq.
Husch Blackwell Sanders LLP
1620 Dodge Street, Suite 2100
Omaha, Nebraska 68102